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Because [company] has recommended the five-star Paradigm Value Fund (PVFAX) for clients’ small-cap value allocations, I thought you might be interested to hear that the Paradigm Select Fund (PFSLX) just received its fifth star from Morningstar in the Mid-Cap Blend category.

We believe the fund is well-positioned for current market conditions, and are inviting a small group of advisors to a brief private conference call Thursday, November 13th at 11 a.m. EST.  Portfolio Manager Jason Ronovech will provide his outlook for the fund and the market overall, as well as answering advisors’ questions. Please e-mail me (gsacks@paradigmcapital.com) for dial-in information.

The five-star Paradigm Select Fund (PFSLX) is essentially a mid-cap version of the Value Fund:  It is managed by the same team, and uses the same fundamental stock-selection process. However, the Select Fund seeks to moderate volatility, in part by investing in the mid-cap range. The Select Fund targets companies with market capitalizations between $500 million and $5 billion, giving the fund many more companies to choose from than the traditional $5 billion and $10 billion mid-cap range. There are just 177 companies with market capitalizations in the traditional mid-cap range, while Paradigm can choose from 1,468 companies.

We believe the larger pool of prospective investments gives us an advantage in identifying undervalued companies that are positioned to outperform. Our holdings also tend to be underfollowed by analysts: Paradigm holdings have an average of 27% less analyst coverage than companies in the Russell Mid-Cap index.

Like the Value Fund, the Select Fund (PFSLX) uses an equally weighted portfolio as part of a strategy to reduce risk, acquiring positions at 1.5% of portfolio weight and trimming them between 2% and 3%. The Select Fund targets a mix of undervalued cash-generating companies, typically about 80% of the portfolio, combined with 20% special situations, which include spin-offs, management changes, and other scenarios where we believe there is opportunity for significant outperformance.

As a result of this portfolio composition strategy, the Select Fund has performed well during market downturns: Over the last three years the strategy has captured 99% of market performance in positive quarters, but only 87% of down-market quarters.

We believe the five-star Select Fund may be appropriate for a mid-cap allocation, or to provide some smaller-cap exposure for particularly risk-averse clients.

The no-load, five-star “Mid-Cap Blend” Paradigm Select Fund (PFSLX) is available through Schwab, Fidelity, Pershing, TD Ameritrade, and many other platforms.

Thank you for your confidence in Paradigm. I hope you can join us for the private conference call.

Cordially,

Gordon Sacks

Vice President

gsacks@paradigmcapital.com

(518) 431-3261 direct

P.S. Please e-mail me if you would like dial-in information for a private conference call with Portfolio Manager Jason Ronovech on Thursday, November 13th at 11 a.m. EST. This call will include our perspective on the mid-cap market, along with our investment team’s outlook for the domestic equity market overall.

All data as of September 30, 2008.

Past performance does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted. You may obtain performance data current to the most recent month-end by calling the transfer agent at 1-800-239-0732. Investors should consider the investment objectives, risks, and charges and expenses of the Fund carefully before investing. The prospectus contains this and other information about the Fund. You may obtain a prospectus by visiting www.paradigm-funds.com or by calling 1-800-239-0732. The prospectus should be read carefully before investing.  Investing in small-cap stocks is more risky and more volatile than investing in large-cap stocks.

For funds with at least a three-year history, Morningstar calculates a Morningstar Rating(tm) based on a Morningstar Risk-Adjusted Return measure that accounts for variation in a fund's monthly performance (including the effects of sales charges, loads, and redemption fees), placing more emphasis on downward variations and rewarding consistent performance. The top 10% of funds in each category receive 5 stars, the next 22.5% receive 4 stars, the next 35% receive 3 stars, the next 22.5% receive 2 stars and the bottom 10% receive 1 star. An overall rating for a fund is derived from a weighted average of the performance figures associated with its 3-, 5-, and 10-year (if applicable) Morningstar Rating Metrics as of the date stated. As of Sept. 30, 2008, The number of funds in the Small Value category tracked by Morningstar was 335 for the 3 year period and Overall Ranking and 267 for the 5 year period. As of Sept. 30, 2008, the Paradigm Value Fund did not have a 10-year rating. As of Sept. 30, 2008, The number of funds in the Mid-Cap Blend category tracked by Morningstar was 408 for the 3 year period and Overall Ranking. As of Sept. 30, 2008, the Paradigm Select Fund did not have a 5-year or 10-year rating.